INTERNATIONAL, INC.

ANNUAL REPORT


SI9500
TESTED TO THE EXTREME
MILE MARKER
TESTED TO THE EXTREME
ENGAGED

SI9500 Electric Winch featuring
Integrated Solenoid Technology

CHAIRMAN'S LETTER

Shareholders of Mile Marker International, Inc.:



Richard E. Aho,
Chairman, President, and Chief Executive Officer

"2005 brought significant investments in facilities, staffing and inventory."

I am pleased to report that 2005 was a year of great progress for our Company. While our 2005 financial performance did not surpass that of 2004, we are quite pleased with our results in executing our strategy of growing our commercial business.

As the Financial Highlights on the next page indicate, our Company's 2005 sales revenues reached a record of $24,812,219, an increase of 6% over 2004 sales of $23,336,084. Moreover, our sales mix in 2005 consisted of more commercial business than in 2004. In 2005, our non-military customers accounted for approximately 81% of our sales, compared to 62% in 2004, as our 2005 military sales were only about half of what they were in 2004. While we have a potential military order backlog of over $50 million, the timing of our military orders is generally intermittent and unpredictable. That is why success in growing our more predictable commercial business is so important.

During 2005, we made significant investments in facilities, staffing and inventory. For this reason, our 2005 profitability did not match the dramatic results we achieved in 2004. Net income in 2005 amounted to $3,178,267, or approximately 13% of sales, compared to $3,552,729 in 2004, or approximately 15% of sales. While these investments increased our cost structure in the short-run, they also positioned us better for future growth and profitability. Even with these extra costs, our profitability measures continue to be higher than those typically earned by other wholesalers and distributors in our industry. Our gross margin in 2005 was 45.4%, our EBITDA margin was 22.8% and our net income margin was 12.8%. Our 2005 return on average shareholders' equity was 58%.

Our 2005 financial performance allowed us to continue paying a generous dividend to our shareholders in addition to funding our future growth and buying back our stock. During 2005, we paid our shareholders cash dividends of $2,504,940, which represented approximately 79% of our 2005 earnings. Our annualized 2005 dividend rate of $0.25 per common share represented a yield of almost 7% per annum based on our year-end share price – virtually unheard of for such a small public company.

Our shareholder base grew during 2005 with the addition of a number of institutional and other sophisticated investors, including several mutual funds. I welcome our new shareholders to our Company and thank all of our long term shareholders for their continued confidence in our Company.

Richard E. Aho

Richard E. Aho
Chairman, President and
Chief Executive Officer

KEY FINANCIAL STATISTICS

	2001	2002	2003	2004	2005
Sales	$10,676,644	$10,026,670	$13,238,315	$23,336,084	$24,812,219
Gross Profit	$4,751,044	$4,861,536	$5,994,542	$11,002,224	$11,272,404
Operating Income	$1,789,852	$1,665,402	$2,124,139	$5,699,086	$5,164,731
EBITDA	$1,930,099	$1,803,050	$2,321,265	$5,933,064	$5,653,897
Net Income	$1,009,808	$1,040,790	$1,316,427	$3,552,729	$3,178,567
Earnings Per Share	$0.09	$0.10	$0.13	$0.36	$0.32
Profitability Margins					
Gross Margin	44.5%	48.5%	45.3%	47.1%	45.4%
EBITDA Margin	18.1%	18.0%	17.5%	25.4%	22.8%
Net Margin	9.5%	10.4%	9.9%	15.2%	12.8%
Return on Equity	43.7%	33.7%	40.4%	85.1%	58.4%



SALES
IN MILLIONS
30
20
10
2001
2005



EBITDA
IN MILLIONS
6
4
2
2001
2005



GROSS PROFIT
IN MILLIONS
12
8
4
2001
2005



NET INCOME
IN MILLIONS
3
2
1
2001
2005

"Our annualized 2006 dividend rate of $0.25 per common share represented a yield of almost 7% per annum... virtually unheard of for such a small public company."

TEN YEAR SALES TRENDS

MILITARY, COMMERCIAL, AND TOTAL SALES

ANNUAL SALES IN MILLIONS


27.5
25
22.5
20
17.5
15
12.5
10
7.5
5
2.5
96
97
98
99
00
01
02
03
04
05
MILITARY SALES
COMMERCIAL SALES
TOTAL SALES

"Our non-military customers accounted for approximately 81% of our sales in 2005, compared to 62% in 2004."

2005 SALES MIX


Hubs
Military Winches
Hydraulic Winches
Electric Winches
OEM Winches

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2005

( ) Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______

Commission file number 0-26150

MILE MARKER INTERNATIONAL, INC.
(Exact Name of Small Business Registrant as Specified In Its Charter)

Florida	11-2128469
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification Number

2121 Blount Road, Pompano Beach, Florida 33069
(Address of principal executive offices)
Registrant's Telephone Number: (954) 782-0604

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: Common Stock

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act: [ ]

Check whether the Registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

Check if no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is contained in this form and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this From 10-KSB. [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes _____ No __X__

State Registrant's revenues for its most recent fiscal year: $ 24,812,219

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of December 31, 2005: $ 16,361,071

APPLICABLE ONLY TO CORPORATE REGISTRANTS

The number of shares outstanding of the Registrant's sole class of Common Stock as of December 31, 2005, was 9,966,117 shares.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

MILE MARKER INTERNATIONAL, INC.

RISKS AND UNCERTAINTIES

Current and potential shareholders should consider carefully the risk factors described below. Any of these factors, or others, many of which are beyond the Company's control, could negatively affect the Company's revenues, profitability or cash flows in the future. These factors include:

- Demand for the Company's products in general and from U.S. Government entities in particular.
- Magnitude of price and product competition for the Company's products.
- Effects of the weather and natural disasters on the demand for the Company's products.
- Effects of foreign political, economic or military developments on the Company's international customer or supplier relationships.
- Ability to control costs and expenses.
- Ability to attract and retain qualified personnel.
- Ability to develop and introduce new or enhanced versions of the Company's products.
- Ability to protect and enforce patents and other intellectual property.
- Ability to operate a foreign subsidiary in China.

FORWARD-LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: When used in this Annual Report on Form 10-KSB or in future filings by the Company (as hereinafter defined) with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," " will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements." The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak as of the date made, and to advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of manufacturing, distributing or marketing activities, and competitive and regulatory factors could affect the company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated by any forward-looking statements.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

MILE MARKER INTERNATIONAL, INC.
Report on Form 10-KSB
For the Fiscal Year Ended December 31, 2005

TABLE OF CONTENTS

PART I

PART II

PART III

Item 1. Description of Business

Form, Organization and Changes

Mile Marker International, Inc. (the "Company"), was organized as a New York corporation on August 15, 1960, under the name Nylo-Thane Plastics, Inc. On January 19, 1982, the Company's name was changed to Olan Laboratories International, Inc. From January 9, 1982 to December 28, 1993, the Company conducted business operations through a wholly-owned subsidiary, Olan Laboratories, Inc. On December 28, 1993, the Company's name was changed to Mile Marker International, Inc. On December 12, 1993, the Company entered into an Exchange of Stock Agreement and Plan of Reorganization (the "Reorganization Agreement") with Mile Marker, Inc., a Florida corporation ("Mile Marker"). Pursuant to the Reorganization Agreement, which was completed and closed on December 28, 1993, (i) the Company's common stock was reverse split on a one share for ten shares basis; (ii) Olan Laboratories International, Inc. changed its name to Mile Marker International, Inc.; and (iii) 7,000,000 post-reverse-split shares of the Company's common stock were exchanged for all of the outstanding common shares of Mile Marker common stock, so that the shareholders of Mile Marker became the controlling shareholders of the Company, and Mile Marker became a wholly-owned subsidiary of the Company.

Pursuant to an Agreement and Plan of Merger dated November 8, 2000, and effective on December 4, 2000, all of the outstanding capital stock of Mile Marker International, Inc., a New York corporation, was acquired by Mile Marker International, Inc., a Florida corporation. In accordance with the terms of the Agreement, the Company re-domiciled from New York to Florida. The historical financial statements prior to the effective date are those of Mile Marker International, a New York corporation.

On January 6, 2005, the Company incorporated Mile Marker West, Inc., a wholly-owned subsidiary in the State of Washington, to distribute its products primarily in the western United States. On January 7, 2006, the Company incorporated Mile Marker Automotive Electronics (ShenZhen), Ltd. in ShenZhen, China, as a wholly-owned subsidiary of Mile Marker, Inc. to manufacture electronic components for its electric winches currently being sourced in China.

Principal Products

The Company, through its Mile Marker, Inc., Mile Marker West, Inc. and Mile Marker Automotive Electronics (ShenZhen), Ltd. subsidiaries, is a distributor of specialized vehicle parts primarily for the 4-wheel drive recreational/utility/military vehicle markets. Mile Marker and a predecessor company have been in business for over 25 years under the management of Mile Marker's founder, Chairman and Chief Executive Officer, Richard E. Aho. Mile Marker's unique patented line of hydraulic winches uses a vehicle's power steering pump as its source of energy. The Company's hydraulic winches are used extensively by the U.S. military on its new and retrofitted Humvees. In 2002, the Company added to its product line electric-powered winches, which represent an increasing proportion of the Company's revenues. The Company is also one of three nationally recognized suppliers of wheel locking hubs.

Winches
In 1994, Mile Marker introduced a new, patented line of vehicle-mounted hydraulic winch kits that utilize the vehicle's power steering pump as their energy source. The two-speed version of this hydraulic winch was initially manufactured for sale in 1997. This unique hydraulic winch, which was designed for the United States military, has found exceptional acceptance from the recreational/utility vehicle two-and four-wheel drive market and commercial utilities. Mile Marker's hydraulic winch kits are very competitively priced against electric winches of similar ratings and have proven performance capabilities not found in most electric winches: continuous, reliable and silent operation, durability and multiple safety features.

In 2002, the Company introduced a new model 8000 lb. electric winch manufactured to the Company's standards and specifications, making it one of the safest winches in this segment of the market. Following the initial success of this winch product manufactured in China, the Company has expanded its electric winch product line substantially to even more electric winch models. The Company is taking advantage of the excellent quality, better value, and very competitive pricing available in China in order to capture significant market share from its more established competitors. Additionally, with its own subsidiary in China, the Company will be able to add more value to its products.

Hubs
Hub products have been marketed under the "Mile Marker" trade name since 1986. The Company sells a full line of locking wheel hubs, conversion kits and other related accessory items. Mile Marker's hub products include a patented locking wheel hub for four-wheel drive vehicles that locks a four-wheel drive vehicle's front axles to insure four-wheel drive. In addition to its own patented hubs, Mile Marker bought the well-known line of Selectro@ hubs for trucks. Mile Marker's hubs are manufactured by its subcontractors in Taiwan and in the United States and tested and assembled as necessary in Kalama, Washington.

Intellectual Property
The Company has multiple patents on several of its products, both in the United States and in certain key foreign countries. The Company's most significant patents are for its unique hydraulic winch. Patent #5,692,735, which was issued to the Company on December 2, 1997 for a Fail-Safe Hydraulic Vehicle Winch, expires on December 2, 2017. Patent #5,842,684, which was issued to the Company on December 1, 1998 for a Multi-Speed Hydraulic Winch, expires on December 1, 2018.

Manufacturing
Neither the Company nor its subsidiaries manufactures its own products. Product components are sourced on a quality and price basis in the United States and in several Asian countries. Each component is manufactured to the Company's standards and specifications pursuant to a separate purchase order on negotiated terms, which may vary with each purchase order based on general market conditions, availability of manufacturing capacity and the Company's time requirements. The Company is not dependent upon any single manufacturer and would not be adversely affected if it were unable to continue business with any of its existing manufacturers.

Customers

During 2005 and 2004, sales to the Company's top five customers amounted to approximately 79% and 81% of total sales, respectively. The Company sells an increasing volume of its hydraulic winch/bumper assemblies to the original equipment manufacturer of military Humvees under multiple ongoing purchase orders. In addition, during 2005 and 2004, the Company delivered 1,629 and 3,249 hydraulic winch/bumper assemblies for the replacement of existing electric winches on military Humvees under several contracts from the United States Army Tank-Automotive and Armaments Command. Company sales under these military contracts had total sales values of $4,586,347 and $8,868,961 during 2005 and 2004, respectively.

Mile Marker's product lines are available through an extensive wholesaler supply network in North America and worldwide that includes warehouse distributors, jobbers, retail stores and mail order catalogues.

Competition

The Company's primary competitors in the hub and winch markets are Warn Industries, Milwaukee, Oregon; Ramsey, Inc., Tulsa, Oklahoma; and Superwinch, Inc., Putnam, Connecticut.

Mile Marker's two major hub competitors are AVM in Brazil, whose hubs are distributed in the U.S. by Superwinch, and Warn. Warn is the Company's largest direct competitor, with several proprietary products competing against the Company's products, plus a long history of both Original Equipment Manufacturer (OEM) and aftermarket sales. Warn's market emphasis appears to be on the recreational automotive aftermarket and automotive OEM parts sales.

Mile Marker's major winch competitors are Warn, Ramsey and Superwinch – none of which currently has a hydraulic winch similar to the patented Mile Marker winch designed around a power steering pump. The total winch sales for all three of the Company's major competitors are estimated at approximately $250 million a year. Warn is the Company's largest competitor in the winch market, and possesses a well-established brand name. In October of 2003, Warn was acquired by Dover Corporation. Warn's market emphasis appears to be on the OEM industrial market. Ramsey is the Company's second largest competitor in the winch market. Ramsey's market emphasis appears to be on commercial tow vehicle applications. Superwinch, Inc. is considered by the Company to be the smallest competitor and concentrates on mass- marketing smaller, low-cost winches.

Management and Personnel

As of December 31, 2005, the Company had a total of sixty employees in all of its consolidated corporate entities. Thirty-five of the Company's employees were employed by the Company's Mile Marker, Inc. subsidiary at the Company's Pompano Beach, Florida, location. The Company's Executive Officers are the President/Chief Executive Officer, an Executive Vice President/COO and the Secretary/Treasurer/CFO. No employees belong to any union. The Company also uses various independent sales representatives, temporary employees and independent contractors to supplement its salaried and hourly employees.

Item 2. Description of Property

On January 27, 2003, the Company purchased a 25,000 square foot warehouse and office building in Pompano Beach, Florida, for $1,575,000, to which the Company relocated in May of 2003. The Company also leases approximately 15,750 square feet of warehouse and office space in Pompano Beach, Florida, under long-term leases through June 2008 at a current monthly rent of $12,632. Approximately 9,500 square feet of this leased space has been sublet to other parties under long term leases for approximately $7,900 per month. The Company also leases a 20,000 square foot warehouse in Kalama, Washington, for $8,879 a month under a long-term lease through March 31, 2010. Commencing in 2006, the Company leased a 15,000 square foot warehouse in ShenZhen, China under a five year lease at a monthly rent of approximately $4,000.

Item 3. Legal Proceedings

From time to time, the Company is a party to business disputes arising in the normal course of its business operations. The Company's management believes that none of these actions, standing alone, or in the aggregate, is currently material to the Company's results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of 2005 to a vote of security holders, through a solicitation or proxies or otherwise.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol MMRK. During 2005 and 2004, both bid and ask quotations have appeared regularly on the OTC Bulletin Board. The following bid quotations have been reported on Yahoo Finance for the period beginning January 1, 2004, and ended December 31, 2005, for the Company's stock:

	High	Low
Quarter Ended March 31, 2004	$2.60	$1.11
Quarter Ended June 30, 2004	$3.65	$1.90
Quarter Ended September 30, 2004	$4.00	$2.95
Quarter Ended December 31, 2004	$3.85	$2.05
Quarter Ended March 31, 2005	$5.00	$3.00
Quarter Ended June 30, 2005	$5.20	$3.85
Quarter Ended September 30, 2005	$4.00	$3.40
Quarter Ended December 31, 2005	$3.80	$3.20

Such quotations reflect inter-dealer prices, without retail markup, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are, in all likelihood, not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company understands that several member firms of the NASD are currently acting as market makers for the Company's common stock. However, the trading volume for the Company's common stock is still relatively limited. There is no assurance that an active trading market will continue to provide adequate liquidity for the Company's existing shareholders or for persons who may acquire the Company's common stock through the exercise of stock options.

As of December 31, 2005, the Company had approximately 340 shareholders of record of the Company's common stock. However, a significant number of shares of the Company's common stock are held in "street name" by brokers on behalf of shareholders and are therefore held by many beneficial owners. The Company estimates that it has approximately 1,000 shareholders.

During 2005 and 2004, the Company purchased 58,155 and 34,000 of its common shares at a cost of $202,650 and $112,540, respectively. The following table itemizes the shares purchased by the Company in 2005 and 2004:

Small Business Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Publicly Announced Shares Purchased	Maximum Number of Shares that May Yet be Purchased
Nov-04	34,000	$3.31	34,000	382
Sep-05	500	$3.50	500	99,500
Nov-05	7,550	$3.38	7,550	91,950
Dec-05	50,105	$3.50	50,105	41,845

As of December 31, 2005, there were 10,215,272 shares of the Company's common stock issued and 9,966,117 shares outstanding. Of those shares, 5,787,816 shares were "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of the restricted shares issued by the Company, shares held for at least two years by persons who are not "affiliates" of the Company (as that term is defined in Securities and Exchange Commission Rule 144(a)(1)) may be sold without limitation under Rule 144(k). Shares held by affiliates and restricted shares held for more than one, but less than two, years may be sold pursuant and subject to the limitations of Rule 144. Based on the information available to it, the Company believes that on February 22, 2006, approximately 975,000 restricted shares could be sold without limitation, and approximately 5,670,000 shares held by affiliates (whether or not restricted) could be sold subject to Rule 144.

The Company paid cash dividends of $0.0625 per share on its common stock on January 17, 2005, April 29, 2005, July 5, 2005, and December 15, 2005. These payments represent a total of $0.25 per share in dividends for all of 2005, compared to $0.165 per share in 2004. The Company intends to continue its practice of paying quarterly cash dividends subject to periodic determinations that such cash dividends are in the best interest of the shareholders and that the Company's capital requirements have been satisfied. Our dividend policy may be affected by, among other matters, the views of our management and Board of Directors on the anticipated earnings of the Company, the Company's capital requirements and the Company's overall financial condition.

Securities Authorized for Issuance under Equity Compensation Plans

On January 16, 2002, the Company's Board of Directors approved a 2002 Stock Plan to provide for stock options for employees and others. A total of 1,000,000 shares has been reserved for issuance under the Plan. This 2002 Stock Plan was approved by the Company's shareholders on January 8, 2003. No stock options were issued in 2005. During 2004, the Company issued 217,500 incentive stock options to employees, officers and directors at exercise prices of $3.15 to $3.47. All options were granted at the market prices or greater of the Company's common stock at the dates of the grants. All of the options expire in five years. Pursuant to SFAS 123, the pro forma after-tax expense of the options issued would have amounted to $115,951 in 2004, if such expense had been recognized.

Of the total of 607,500 options issued to date by the Company, 258,000 were exercised in 2004, 10,000 were exercised in 2005 and 229,000 were still outstanding as of December 31, 2005, as indicated below:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Plans
Equity Compensation Plans Approved by Security Holders	229,000	$3.06	392,500
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	229,000	$3.06	392,500

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Report. The information that follows includes results for the fiscal years ended December 31, 2005 and 2004.

Results of Operations

The following table summarizes the results of operations for the calendar years indicated:

	2005 Amount	2005 Percent	2004 Amount	2004 Percent
Sales	$24,812,219	100.0%	$23,336,084	100.0%
Cost of Sales	13,539,815	54.6%	12,333,860	52.9%
Gross Profit	11,272,404	45.4%	11,002,224	47.1%
Selling Expenses	1,446,490	5.8%	1,599,757	6.9%
General & Administrative Expenses	4,661,183	18.8%	3,703,381	15.8%
Income from Operations	5,164,731	20.8%	5,699,086	24.4%
Interest Expense	(329,924)	-1.3%	(150,778)	-0.6%
Other Income	217,346	0.9%	0	0.0%
Income Before Income Taxes	5,052,153	20.4%	5,548,308	23.8%
Income Taxes	(1,873,886)	-7.6%	(1,995,579)	-8.6%
Net Income	$3,178,267	12.8%	$3,552,729	15.2%

The Company's total sales in 2005 increased by $1,476,135, or approximately 6%, from $23,336,084 in 2004 to $24,812,219 in 2005. This sales increase was due to $5,758,749, or approximately 40%, more commercial sales in 2005 than in 2004 - primarily OEM winch sales and electric winch sales, which were offset by $4,282,614 lower military winch sales.

Total sales in the fourth quarter of 2005 were $6,845,544, compared to $6,413,638 for the same period in 2004, an increase of $431,906, or approximately 7%. Commercial sales in the fourth quarter of 2005 amounted to $4,848,973, compared to $3,682,265 in 2004, an increase of $1,166,708, or approximately 32%. Military winch sales in the fourth quarter of 2005 amounted to $1,996,571, compared to $2,731,373 in 2004, a decrease of $734,802, or approximately 27%.

The Company's gross margin on sales decreased from 47.1% in 2004 to 45.4% in 2005 due to the shift in the Company's product sales to more high-volume purchasers of discounted winch products and some negative impact of higher raw materials prices on the Company's costs. The Company's gross margin on sales decreased from 48.3% in the fourth quarter of 2004 to 46.7% in the fourth quarter of 2005, primarily due to changes in the Company's product mix during the quarter.

Selling expenses decreased by $153,267, or approximately 10% from $1,599,757 in 2004 to $1,446,490 in 2005 as military sales commissions were replaced with increased media advertising and promotion expenditures for commercial winch products. Most of this decrease occurred in the fourth quarter of 2005, as selling expenses decreased from $574,762 in the fourth quarter of 2004 to $434,348 in the fourth quarter of 2005, a decrease of $140,414, or approximately 24%.

General and administrative expenses increased by $957,802, or about 26%, from $3,703,381 in 2004 to $4,661,183 in 2005. The most significant increases related primarily to employee compensation expenses. These increased by $676,039, or approximately 31%, to $2,883,040 in 2005 from $2,207,001 in 2004 due to higher staff levels and higher salaries and wages. Insurance expenses were the other major area of increase. These expenses were $156,706, or approximately 44%, higher in 2005 at $514,293, compared to $357,587 in 2004, primarily due to greater employee-related costs. Rent and depreciation expenses were also higher by $105,054, or approximately 33%, in 2005 compared to 2004 due to the cost of the Company's increased facilities in Washington State and in China.

For the three months ended December 31, 2005, general and administrative expenses increased by $165,081, or about 17%, from $993,577 in the fourth quarter of 2004 to $1,158,658 in the fourth quarter of 2005. The most significant increases in general and administrative expenses from the fourth quarter of 2004 related primarily to salaries and wages, which increased by $101,873, or approximately 17% to $704,998 in the fourth quarter of 2005 from $603,125 in the fourth quarter of 2004 due to higher staffing and compensation expenses. Insurance expenses were $40,241 higher in the fourth quarter of 2005 at $137,226, compared to $96,985 in the same period in 2004, due to greater employee-related costs such as health insurance and workers compensation insurance.

Relative to sales, the Company's total general and administrative costs increased from 15.9% of sales in 2004 to 18.8% of sales in 2005 despite several cost-cutting measures implemented by the Company during the third quarter. The ratio of general and administrative expenses to sales increased from 15.5% in the fourth quarter of 2004 to 16.9% in the fourth quarter of 2005.

The Company's 2005 results of operations reflected operating income of $5,164,731 compared to operating income of $5,699,086 during 2004, a decrease of $534,355, or approximately 9%. The Company's results of operations for the fourth quarter of 2005 reflected operating income of $1,602,685 compared to operating income of $1,530,224 during the same period in 2004, an increase of $72,461, or approximately 5%.

Other expenses, consisting of interest expense, offset by other income, were $112,578 in 2005, compared to $150,778 in 2004. However, interest expense in 2005 was $329,924, or more than double the $150,778 of 2004 interest expense. This major increase in interest expense was due to higher working capital borrowings to finance higher inventory levels at significantly higher interest rates. Offsetting this increase in interest expense was $217,346 of other income received from a hurricane damage insurance settlement and gains on the sale of Company-owned vehicles.

In 2005, the Company recorded income before taxes of $5,052,153 compared to income before taxes of $5,548,308 during 2004, a decrease of $496,155 or approximately 9%. The Company's net income of $3,178,267 after taxes in 2005 was $374,462, or approximately 11% lower than the net income of $3,552,729 realized in 2004. However, the Company's net income after taxes for the fourth quarter of 2005 was $1,071,835, compared to $987,900 for the same quarter in 2004, an increase of approximately 8%. 2005 net income represented earnings per share of $0.32, both primary and fully diluted, compared to $0.36 earnings per share, primary and fully diluted, in 2004. Net income in the fourth quarter of 2005 represented earnings per share of $0.11, both primary and fully diluted, compared to $0.10 in earnings per share in the fourth quarter of 2004.

The primary reason for the lower net income in 2005 compared to 2004 was the negative effect of higher general and administrative expenses in 2005 on the Company's operating leverage. As previously noted, the Company's financial results are heavily influenced by significant periodic sales to the U.S. military for replacement winches for existing Humvees. During 2005, the Company made significant investments in inventory, facilities and personnel in order to respond promptly to such sporadic military orders under multiple contracts. However, the anticipated level of military sales was not achieved in 2005, and some short-term cost-cutting measures were implemented.

The Company's commercial sales have continued to increase as a proportion of the Company's total sales, but the Company's total sales in the future will continue to be affected significantly by the receipt of new military orders for replacement winches. The timing of such military orders is generally intermittent and unpredictable. Any major military orders received for replacement winches would be expected to provide opportunities for substantial increases in sales and profits, while the delay or lack of such additional military orders could have a material adverse effect on the Company's future sales and profitability.

While the Company has several significant contracts for replacement military winches, the Company's sales volume was, and continues to be, heavily influenced by the timing of military winch orders for the Company's unique patented winches. The Company's historical military sales volume is not sustainable in the near future without further military orders under its backlog of military winch contracts. The Company's five outstanding multi-year contracts represent approximately $50 million in potential military winch sales. During 2005, the Company's sales of its military bumper/winch assemblies under these military contracts amounted to $4,586,347, compared to $8,868,961 in 2004, a decrease of approximately 48%. However, the Company continues to anticipate significant new military replacement winch orders under its multiple military contracts.

The Company's basic sales strategy continues to be increasing both hydraulic and electric winch sales to the various commercial markets with the addition of new winch models while continuing to sell significantly increasing numbers of its hydraulic winches to OEM customers.

Liquidity and Capital Resources

The Company currently has a $7,000,000 working capital line of credit from a lender at an interest rate of 2.40% above the One Month London Interbank Offered Rate. On February 17, 2005, the Company's lender increased the amount and extended the maturity date of this working capital line of credit to April 30, 2007. In addition, this lender has also provided the Company with a 10-year $1,260,000 revolving line of credit secured by the Company's warehouse and office building that was fully repaid in June of 2004. This line still remains available for new borrowings on a declining balance basis.

The Company's credit facilities are secured by substantially all of the Company's assets and contain certain affirmative, negative and financial covenants that, among other things, specify a certain minimum tangible net worth and the maintenance of certain fixed charge coverage ratios. The Company was in compliance with all covenants during 2005.

At December 31, 2005, the Company had working capital of $3,469,161 compared to $2,869,455 at December 31, 2004. The Company's current ratio increased to 1.53 on December 31, 2005, from 1.46 on December 31, 2004. During 2005, the Company's current assets increased by $1,001,190, from $9,045,587 on December 31, 2004, to $10,046,777 on December 31, 2005. Inventories, primarily military winch parts, increased by $1,441,773, from $4,762,790 at December 31, 2004 to $6,204,563 at December 31, 2005. This inventory increase was offset by a decrease of $331,703 in accounts receivable and a decrease of $161,902 in cash balances at year end 2005.

The Company's current liabilities increased by $401,483 to $6,577,615 at December 31, 2005, compared to $6,176,132 at December 31, 2004. The Company's short-term borrowings under its line of credit increased by $634,549 to $4,399,238 from the December 31, 2004, level of $3,764,689. Accounts payable also increased by $201,044, from $867,277 at December 31, 2004 to $1,068,321 at December 31, 2005, while income taxes payable decreased by $394,085 during the same period.

The Company's shareholders' equity increased by $502,177, from $5,189,698 on December 31, 2004, to $5,691,875 on December 31, 2005. This increase occurred despite a capital reduction of $2,504,940 for cash dividends paid to shareholders and the purchase of the Company's stock for $202,650. Capital was increased in 2005 from the $3,178,267 of net income earned in 2005 and the $31,500 proceeds received from the sale of Company stock pursuant to the exercise of stock options.

The Company anticipates having more than adequate capital and liquidity for its foreseeable operational needs. During 2005, the Company invested approximately $142,000 in capital expenditures, primarily furniture and equipment. The Company has no material commitments outstanding for major capital expenditures during 2006, but the Company may purchase more of its common stock, as it has done in 2004 and 2005.

The Company's cash balances decreased by $161,902 from the December 31, 2004, level of $334,208 to $172,306 on December 31, 2005. However, these cash balances are not indicative of the Company's true liquidity because the Company employs an efficient cash management system utilizing a zero balance disbursement account funded by the Company's credit facility at the time outstanding checks are presented and paid. Included in the Company's outstanding note balance at December 31, 2005, were $109,796 of outstanding checks issued but not yet cleared at year-end.

The Company funds its operations chiefly through the collection of its trade receivables, supplemented with periodic borrowings from its working capital line of credit. As the Company's revenue growth continues, particularly if it receives substantial additional military contracts, the Company will fund its working capital needs primarily from its operations and secondarily from its line of credit. During 2005, the Company's operating activities generated $2,039,983 in cash, which together with short term borrowings of $634,549 were used to pay cash dividends totaling $2,504,940 and to purchase $142,000 of capital expenditures.

Item 7. Financial Statements

The following is an index to the Financial Statements of the Company being filed herewith commencing at page F-1:

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 8A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and Chief Financial Officer reviewed and evaluated the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 10-KSB. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely providing them with material information relating to the Company, as required to be disclosed in the reports the Company files under the Exchange Act.

(b) Management's Annual Report on Internal Control Over Financial Reporting. This requirement by non-accelerated filers such as the Company was extended to fiscal years ending after July 15, 2007 by SEC Release 70 F.R. 56825 on September 25, 2005.

Item 8B. Other Information

None

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

As of December 31, 2005, the Executive Officers and Directors of the Company were:

Name	Age	Position
Richard E. Aho	61	Chairman, President, Chief Executive Officer, Director
Drew V. Aho	39	Executive Vice President, Chief Operating Officer, Director
Alvin A. Hirsch	61	Secretary, Treasurer, Chief Financial Officer
Leslie J. Aho	49	Director
George R. Shelley	75	Director

Richard E. Aho formed Mile Marker, Inc. in 1984 to produce and market a series of new products in the automotive market. In 1980, Mr. Aho founded 4X4 Savings, Inc., a predecessor of Mile Marker, Inc., to sell a cost-saving product that was designed for the 4-wheel drive segment of the automotive industry. Mr. Aho became Chairman and Chief Executive Officer of the Company on December 28, 1993 and has served as a director since that date. Mr. Aho's expertise is in engineering research, new product design and development and contract manufacturing negotiations. He has received numerous patents on Mile Marker products which have been assigned to the Company.

Drew V. Aho has worked for the Company since its inception, with responsibilities for purchasing, engineering, marketing, product development and sales. He became Vice President of the Company in 1989 and Executive Vice President in 2001. He is the Company's Chief Operating Officer and the executive officer responsible for the Company's sales and marketing functions. He was elected to the Company's Board of Directors in 2001. Drew Aho is the son of Richard Aho.

Alvin A. Hirsch joined the Company as Secretary, Treasurer and Chief Financial Officer on December 1, 2001. Mr. Hirsch has been the President of Hirsch & Company, Inc., a management consulting firm, since 1986. Mr. Hirsch has also served as Chief Operating Officer, Chief Financial Officer, Secretary or Treasurer of several public and private companies during the past 23 years. He served as a Vice President of Bankers Trust Company and the Managing Director of Bankers Trust Australia from 1970 to 1983. Mr. Hirsch has a Masters Degree in Business Administration from New York University.

Leslie J. Aho has worked for the Company since its inception and became Secretary, Treasurer and a Director of the Company in 1993. Until September 2001, she was the officer responsible for the Company's production planning, assembly, warehousing, shipping and human resources management. In March 2005, Ms. Aho re-joined the Company as its Production Manager. Ms. Aho is the former wife of Richard Aho.

George R. Shelley was elected to the Board of Directors in 1999. Mr. Shelley currently serves as President of AutoArt Investments, Inc. He retired in 1988 as Vice President of Alco Standard, Inc., which had purchased Shelley Manufacturing Company in 1971.

Each director of the Company serves until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Each officer serves until the first meeting of the Board of Directors following the next annual meeting of the shareholders and until his or her successor is duly elected and qualifies.

The Company's entire Board of Directors acts as the Audit Committee. The Board of Directors of the Company has determined that the cost of having a financial expert on its Board of Directors is uneconomical, given the size of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of Forms 4 and 5 furnished to the Company and filed with the Securities and Exchange Commission under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 with respect to 2005 and 2004, the Company believes that the officers and directors of the Company did not file Form 4's when stock options were granted to them on June 27, 2004. All officers and directors filed a Form 5 on February 4, 2005, for these 2004 transactions. Except as identified herein and based solely on a review of its files concerning Rule 16a-3(e), the Company is not aware that any other person was required to, but did not, comply with Section 16(a).

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's three Executive Officers, including the Chief Executive Officer and the Chief Financial Officer. A copy of the Company's Code of Ethics may be obtained from the Company, without charge, by written request to the Chief Financial Officer at the Company's address.

Item 10. Executive Compensation

The following table and notes present for the three years ended December 31, 2005, all compensation paid by the Company to all executive officers whose total compensation exceeded $100,000 in any of the years ended December 31:

Summary Compensation Table

	ANNUAL COMPENSATION					LONG TERM COMPENSATION
Officer Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options/SARs
Richard E. Aho	2005	$280,000	$156,250	$12,000	(1)	0
President and Chief	2004	$213,846	$80,000	$12,000	(1)	75,000
Executive Officer	2003	$203,846	$40,000	$3,600	(1)	100,000
Drew V. Aho	2005	$168,000	$50,000	$12,000	(1)	0
Executive Vice President	2004	$138,000	$50,000	$13,200	(1)(2)	35,000
and Chief Operating Officer	2003	$110,015	$25,000	$9,600	(1)(2)	50,000
Alvin A. Hirsch	2005	$168,000	$30,000	$7,200	(2)	0
Secretary, Treasurer and	2004	$128,308	$30,000	$6,000	(2)	25,000
Chief Financial Officer	2003	$122,308	$15,000	-		30,000

(1) - Directors Fees
(2) - Automobile Allowance

On November 1, 2004, the Company executed three-year Executive Employment Agreements with its President/CEO for an annual salary of $280,000, its Executive Vice President/COO for an annual salary of $168,000 and its Secretary/ Treasurer/CFO for an annual salary of $168,000.

Each of the Company's four directors received directors' fees of $12,000 during 2005. One of the Company's directors also received $5,500 in consulting fees during 2004 pursuant to a Consulting Agreement that has since been terminated.

The Company does not have a Compensation Committee. The Board of Directors determines the compensation of the Company's executive officers. All other compensation is determined by the executive officers on the basis of the value of an employee or a contracted service to the Company. In addition, compensation by other companies of like size for comparable services and other factors specific to each determination of compensation are taken into consideration.

During 2005, the Company did not issue any stock options. The following table indicates the outstanding stock options previously issued to the Company's officers:

Aggregate Options Exercised in Last Fiscal Year and Year-End Option Values

Name of Executive Officer	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares for Unexercised Exercisable Options	Value of In-the-Money Unexercised Exercisable Options
Richard E. Aho	0	$0	75,000	$9,750
Drew V. Aho	0	$0	35,000	$15,750
Alvin A. Hirsch	0	$0	25,000	$11,250

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The table below sets forth information with respect to the beneficial ownership of the Company's common stock by (i) each person who is known to be the beneficial owner of more than five percent of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any shareholders act as a "group," as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

As of December 31, 2005, the Company had issued 10,215,272 and had outstanding 9,966,117 shares of common stock.

Name and Address of Common Stock Beneficial Owner	Number of Shares of Common Stock Beneficial Owned	Percentage of Common Stock Ownership
Richard E. Aho (1)(2)(3)(4) 2121 Blount Road Pompano Beach , FL 33069	4,531,375	44.45%
Depository Trust Company (8) 7 Hanover Square New York, NY 10004	3,535,241	35.47%
Leslie J. Aho (1)(3)(4)(5) 2121 Blount Road Pompano Beach , FL 33069	1,598,750	15.68%
George R. Shelley (1)(4) 1412 S.W. 13th Court Pompano Beach, FL 33069	610,000	5.98%
Drew V. Aho (1)(2)(4)(6)(7) 2121 Blount Road Pompano Beach, FL 33069	300,000	2.94%
Alvin A. Hirsch (2)(4) 2121 Blount Road Pompano Beach, FL 33069	125,000	1.23%
All Executive Officers and Directors as a Group (5 persons)	5,576,375	54.70%

(1) Director
(2) Officer
(3) Includes 1,588,750 shares owned by Leslie Aho, of which Richard Aho is the beneficial owner by virtue of a September 14, 2001 Shareholders Agreement.
(4) Includes Incentive Stock Options.
(5) Leslie J. Aho is the former wife of Richard E. Aho
(6) Drew V. Aho is the son of Richard E. Aho
(7) Includes 50,000 shares held in trust for Mr. Aho's daughter but excludes 55,000 shares held by Mr. Aho's wife, in which he disclaims any beneficial ownership.
(8) Nominee for all shares held in multiple "street name" brokerage accounts

Item 12. Certain Relationships and Related Party Transactions

Until January of 2005, a relative of the Company's President in Kalama, Washington. managed the Company's West Coast operations through a third party company and was paid commissions totaling $75,454 in 2004. In January of 2005, the Company acquired this third party company for $20,000 from this relative in consideration for this relative managing the Company's Mile Marker West, Inc. subsidiary as its president for a salary of approximately $70,000.

Item 13. Exhibits

The following exhibits designated with a footnote reference are incorporated herein by reference to a prior registration statement or a periodic report filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act:

Number	Description
2.1	Exchange of Stock Agreement between the Registrant and Olan Laboratories International, Inc. dated December 12, 1993 (1)
2.2	Agreement and Plan of Merger dated November 8, 2000 (1)
2.3	Articles of Merger dated November 8, 2000 (1)
3.1	Articles of Incorporation, as amended (1)
3.2	By-Laws of MileMarker International, Inc. (1)
4.1	Form of Common Stock Certificate (1)
4.2	Registration Agreement between the Company and Pennsylvania Merchant Group, Ltd. (1)
10.1	Mile Marker International, Inc. 2002 Stock Plan (1)
10.2	Contract No. DAAE07-03-D-S057 dated July 10, 2004 (1)
10.3	Contract No. W56HZV-05-D-0057 dated February 14, 2005 (1)
14.0	Code of Ethics adopted February 12, 2005 (1)
21.0	Subsidiaries of the Registrant (1)
31.1	Section 302 Certificate of Chief Executive Officer (1)
31.2	Section 302 Certificate of Chief Financial Officer (1)
32.1	Section 906 Certificate of Chief Executive Officer (1)
32.2	Section 906 Certificate of Chief Financial Officer (1)

(1) Previously filed
(2) Filed herewith

Item 14. Principal Accountant Fees and Services

The following table sets forth fees billed to the Company by the Company's independent auditors for the year ended December 31, 2005 and December 31, 2004 for (i) services rendered for the audit of the Company's annual financial statements and the review of the Company's quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported as Audit Fees, (iii) services rendered in connection with tax preparation, compliance, advice and assistance and (iv) all other services:

Services	2005	2004
Audit Fees	$49,599	$49,125
Audit- Related Fees	$1,965	$1,500
Tax Fees	$5,801	$3,300
All Other Fees	$700	$3,350
Total Fees	$58,065	$57,275

The engagement of Berenfeld, Spritzer, Shechter & Sheer, Certified Public Accountants, as the Company's independent registered public accounting firm for calendar year 2005 was ratified and approved by the Board of Directors and the shareholders of the Company on May 23, 2005.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this Annual Report and any subsequent amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

MILE MARKER INTERNATIONAL, INC.

Dated: February 22, 2006

/s/ Richard E. Aho
By: ______________________
Richard E. Aho, Chairman, President and Chief Executive Officer

/s/ Alvin A. Hirsch
By: ______________________
Alvin A. Hirsch, Secretary, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons in their respective capacities with the Registrant and on the dates indicated.

Signatures	Titles	Dates
/s/ Richard E. Aho ______________ Richard E. Aho	President, Chairman, Chief Executive Officer, and Director	February 22, 2006
/s/ Drew V. Aho ______________ Drew V. Aho	Executive Vice President, Chief Operating Officer and Director	February 22, 2006
/s/ Leslie J. Aho ______________ Leslie J. Aho	Director	February 22, 2006
/s/ George R. Shelley ______________ George R. Shelley	Director	February 22, 2006

bss&s
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mile Marker International, Inc.

We have audited the accompanying consolidated balance sheets of Mile Marker International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mile Marker International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Berenfeld Spritzer Shechter & Sheer

Berenfeld Spritzer Shechter & Sheer

Sunrise, Florida

February 10, 2006

1551 Sawgrass Corporate Parkway | Suite 130 | Sunrise, Florida 33323 [P] 954.370.2727 [F] 954.370.2776 [M] 305.556.76

www.bsss-cpa.com Berenfeld Spritzer Shechter Sh

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31

ASSETS	2005	2004
CURRENT ASSETS		
Cash	$172,306	$334,208
Accounts Receivable, net of allowance for doubtful accounts of $5,000 and $20,000, respectively	3,448,848	3,780,551
Inventories	6,204,563	4,762,790
Deferred Tax Asset	58,553	57,988
Prepaid Expenses	162,507	110,050
Total Current Assets	10,046,777	9,045,587
PROPERTY, PLANT AND EQUIPMENT, NET	2,153,436	2,273,640
INTANGIBLE ASSETS, NET	85,251	79,453
OTHER ASSETS	92,873	73,063
Total Assets	$12,378,337	$11,471,743
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes Payable - Line of Credit	$4,399,238	$3,764,689
Accounts Payable	1,068,321	867,277
Income Taxes Payable	887,417	1,281,502
Accrued Liabilities	222,639	262,664
Total Current Liabilities	6,577,615	6,176,132
DEFERRED TAX LIABILITY	108,847	105,913
Total Liabilities	6,686,462	6,282,045
SHAREHOLDERS' EQUITY		
Common Stock, $.001 par value; 20,000,000 shares authorized, 10,215,272 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively.	10,215	10,215
Additional Paid-in Capital	1,118,388	1,118,388
Less Treasury Shares (249,155 and 201,000 Shares at Cost)	(490,270)	(319,120)
Retained Earnings	5,053,542	4,380,215
Total Shareholders' Equity	5,691,875	5,189,698
Total Liabilities & Shareholders' Equity	$12,378,337	$11,471,743

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31,

	2005	2004
Sales	$24,812,219	$23,336,084
Cost of Sales	13,539,815	12,333,860
Gross Profit	11,272,404	11,002,224
Selling Expenses	1,446,490	1,599,757
General and Administrative Expenses		
Salaries and Wages	2,883,040	2,207,001
Insurance Costs	514,293	357,587
Professional Fees	270,170	301,550
Depreciation and Amortization	271,820	233,978
Rent Expense	155,715	88,503
Vehicle Expenses	68,273	88,976
Research & Development	54,955	63,933
Other Expenses	442,917	361,853
Total General and Administrative Expenses	4,661,183	3,703,381
Total Expenses	6,107,673	5,303,138
Income from Operations	5,164,731	5,699,086
Other Income/(Expense)		
Interest Expense	(329,924)	(150,778)
Other Income	217,346	-
Other (Expense)	(112,578)	(150,778)
Income before Provision for Income Taxes	5,052,153	5,548,308
Provision for Income Taxes	1,873,886	1,995,579
Net Income	$3,178,267	$3,552,729
Per Share Data:		
Weighted Average Shares Outstanding - Basic	10,018,968	9,905,290
Weighted Average Shares Outstanding - Diluted	10,074,297	9,932,492
Earnings per Common Share - Basic	$0.32	$0.36
Earnings per Common Share - Diluted	$0.32	$0.36

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2005 and 2004

	COMMON SHARES		ADDITIONAL PAID IN	TREASURY SHARES		RETAINED	TOTAL
	SHARES	AMOUNT	CAPITAL	SHARES	AMOUNT	EARNINGS	EQUITY
Balance December 31, 2003	10,215,269	$10,215	$1,190,028	(425,000)	($512,000)	$2,467,256	$3,155,499
Purchase of Treasury Shares	-	-	-	(34,000)	(112,540)	-	(112,540)
Exercise of Stock Options	3	-	(71,640)	258,000	305,420	-	233,780
Payment of Dividends	-	-	-	-	-	(1,639,770)	(1,639,770)
Net Income for Year 2004	-	-	-	-	-	3,552,729	3,552,729
Balance December 31, 2004	10,215,272	10,215	1,118,388	(201,000)	(319,120)	4,380,215	5,189,698
Purchase of Treasury Shares	-	-	-	(58,155)	(202,650)	-	(202,650)
Exercise of Stock Options	-	-	-	10,000	31,500	-	31,500
Payment of Dividends	-	-	-	-	-	(2,504,940)	(2,504,940)
Net Income for Year 2005	-	-	-	-	-	3,178,267	3,178,267
Balance December 31, 2005	10,215,272	$10,215	$1,118,388	(249,155)	($490,270)	$5,053,542	$5,691,875

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31,

	2005	2004
OPERATING ACTIVITIES:		
Net income	$3,178,267	$3,552,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	300,060	268,769
Deferred income taxes	2,369	29,027
Inventory obsolescense reserves	26,900	37,362
Bad debt provisions	26,027	22,275
Gain on disposition of assets	(25,316)	-
(Increase) decrease in:		
Accounts receivable	305,676	(668,613)
Inventories	(1,468,673)	(1,328,324)
Prepaid expenses	(52,457)	(67,670)
Other assets	(19,804)	(1,058)
(Decrease) increase in:		
Accounts payable	201,044	23,391
Income taxes payable	(394,085)	1,087,094
Accrued liabilities	(40,025)	111,698
Net cash provided by operating activities	2,039,983	3,066,680
INVESTING ACTIVITIES:		
Proceeds from sale of assets	34,900	-
Additions to intangible assets	(53,244)	(56,539)
Acquisitions of property and equipment	(142,000)	(464,111)
Net cash used in investing activities	(160,344)	(520,650)
FINANCING ACTIVITIES		
Proceeds from (repayment of) short term borrowing - net	634,549	(242,350)
Proceeds from common shares sold pursuant to options	31,500	233,780
Purchase of treasury stock	(202,650)	(112,540)
Payment of dividends	(2,504,940)	(1,639,770)
Repayment of long-term debt	-	(1,149,750)
Net cash used in financing activities	(2,041,541)	(2,910,630)
Decrease in Cash	(161,902)	(364,600)
Cash at Beginning of Period	334,208	698,808
Cash at End of Period	$172,306	$334,208
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$319,304	$145,296
Cash paid during the period for income taxes	$2,295,068	$878,000

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The consolidated financial statements include the accounts of Mile Marker International, Inc. and its wholly-owned subsidiaries, Mile Marker, Inc. and Mile Marker West, Inc. (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation.

b. Organization and Business

Mile Marker International, Inc., through its wholly-owned operating subsidiaries, Mile Marker Inc. and Mile Marker West, Inc., is a distributor of an innovative line of hydraulic winches used by the U.S. military, owners of sport utility vehicles and light trucks, and a line of hubs, which are components in four-wheel drive automobile transmission systems. The Company is a supplier of "Wheel Locking Hubs" as well as other accessory items. In 2002, the Company commenced marketing and distributing electric winches to its commercial customers. The Company's customer base is located throughout the United States and many foreign countries.

c. Revenue Recognition

The Company recognizes revenue when the economic risk for the goods is passed to the buyers, which is usually at the time of shipping, net of sales returns and trade discounts.

d. Credit Risk Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company at various times during the year maintains cash balances in excess of federally insured (FDIC) limits. The uninsured balance was approximately $101,000 at December 31, 2005. At December 31, 2004, there were no amounts in excess of the FDIC insured limit.

Concentrations of credit risk with respect to trade receivables are reduced due to the diversity of the Company's customers and the addition of credit insurance starting in 2004 for most domestic and foreign customers. Trade receivables from the U.S. Government and one very large privately-held customer are not covered by such credit insurance. The Company conducts ongoing credit evaluations of its customers but does not require collateral or other security from most customers.

Summary of Significant Accounting Policies (Continued)

During the years ended December 31, 2005 and 2004, approximately 65.7% of sales and 67.6% of accounts receivable, and approximately 61.1% of sales and 73.2% of accounts receivable, respectively, were attributable to approximately three customers. However, one of these was the U.S. Government.

e. Accounts Receivable

Accounts receivable consist of balances primarily due from sales. The Company monitors accounts receivable, conducts ongoing credit evaluations of its customers and provides allowances for bad debts when considered necessary. As of December 31, 2005 and 2004, the Company established such allowances of $5,175 and $20,305, respectively. Recoveries of accounts previously written off are included in the periods in which the recoveries are made.

f. Inventories

Inventories consist primarily of merchandise purchased for resale and are valued at the lower of cost (first-in, first-out basis) or market. The Company's products are primarily manufactured overseas and arrive in the United States substantially complete. Costs associated with preparing inventory for sale are more appropriately classified as period costs rather than inventory costs. The Company provides appropriate reserves for slow-moving and obsolete inventory, as considered necessary.

g. Property, Plant and Equipment

Property, plant and equipment is stated at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets, usually five years. Expenditures for repairs and maintenance are charged to operations as incurred, and additions and improvements that extend the lives of the assets are capitalized. Any gain or loss on disposition of assets is recognized currently.

h. Intangible Assets

The cost of patents is being amortized on a straight line basis over their expected lives, generally 13 to 21 years. Deferred financing charges incurred in connection with the Company's credit agreement (see Note 5) with the Company's lender are being amortized over the life of the credit facility, as extended.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

Summary of Significant Accounting Policies (Continued)

i. Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

j. Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the average weighted number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year.

k. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

l. Accounting for Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

m. Fair Value of Financial Instruments

Summary of Significant Accounting Policies (Continued)

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued liabilities and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

n. Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $511,000 in 2005 and $342,000 in 2004.

o. Research and Development Costs

Research and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. These costs primarily consist of development materials and supplies directly related to the research and development of new technology and products. Research and development costs for the years ended December 31, 2005 and 2004 amounted to approximately $55,000 and $64,000, respectively.

p. Recent Pronouncements in Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Accounting for Stock-Based Compensation". This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation", supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 for small business issuers. The Company believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 7 pursuant to the disclosure requirements of SFAS No. 148.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs.* SFAS No.151 amends the guidance in Accounting Research Bulletin 43, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) cost. SFAS No. 151 requires those items to be excluded from the cost of inventory and expensed when incurred. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the impact of adopting SFAS No 151 to have a material impact on its consolidated results of operations or financial position.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

Summary of Significant Accounting Policies (Continued)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29." SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 "Accounting for Non-monetary Transactions" and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for fiscal years beginning after July 1, 2005. The Company does not expect the impact of adopting SFAS No 153 to have a material impact on its consolidated results of operations or financial position.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement provides guidance on accounting for reporting of accounting changes and error corrections. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the impact of adopting SFAS No 154 to have a material effect on its consolidated results of operations or financial position.

q. Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements and related footnotes to conform to the current year's presentation.

2. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2005	2004
Building & Leasehold Improvements	$1,725,601	$1,722,623
Molds, Dies & Tooling	$1,097,985	$1,071,480
Autos, Trucks & Forklifts	$286,421	$365,256
Office & Computer Equipment	$479,153	$424,789
	$3,589,160	$3,584,148
Less Accumulated Depreciation	($1,435,724)	($1,310,508)
	$2,153,436	$2,273,640

Depreciation expense was approximately $253,000 in 2005 and $205,000 in 2004.

3. Intangible Assets

Intangible assets consist of the following:

	2005	2004
Patents	$180,755	$162,512
Less Accumulated Amortization	($118,663)	($111,163)
Deferred Financing Costs	$59,459	$74,459
Less Accumulated Amortization	($36,300)	($46,355)
Total	$85,251	$79,453

Amortization expense was approximately $47,000 in 2005 and $63,000 in 2004. Estimated amortization expense for each of the ensuing years through December 31, 2010 is estimated at approximately $50,000 per year.

4. Other Assets

Other assets consist of the following:

	2005	2004
Security Deposits	$40,049	$8,063
Other Deposits	$52,824	$65,000
Total	$92,873	$73,063

5. Notes Payable

The Company currently has a $7,000,000 working capital line of credit from a lender at an interest rate of 2.40% above the One Month London Interbank Offered Rate which is secured by all assets of the Company. Balances outstanding under this facility were $4,399,238 and $3,764,689 at December 31, 2005 and 2004, respectively. Included in the outstanding note balance at December 31, 2005 was $109,796 of outstanding checks. The Company maintains a zero balance disbursement account funded by the Company's credit facility at the time outstanding checks are presented and paid. On February 17, 2005, the Company's lender extended the maturity date of this working capital line of credit to April 30, 2007.

5. Notes Payable (Continued)

On February 6, 2003, the Company's lender supplemented the Company's working capital line of credit with a 10-year $1,260,000 revolving line of credit secured by the Company's warehouse and office building. This line was fully repaid in June of 2004, but it remains available for borrowings on a declining balance basis. Borrowings under this facility bear an interest rate of 2.55 % over the One Month London Interbank Offered Rate and have scheduled monthly principal payments of $5,250 until repayment in 2013.

These credit facilities are secured by substantially all of the Company's assets and contain certain affirmative, negative and financial covenants that, among other things, specify a certain minimum tangible net worth and the maintenance of certain fixed charge coverage ratios. The Company was in compliance with all such covenants during 2005.

6. Income Taxes

The Company's provision for income taxes for the years ended December 31 was comprised of the following:

	2005	2004
Currently payable:		
Federal	$1,639,660	$1,710,084
State	$231,857	$256,468
	$1,871,517	$1,966,552
Deferred	$2,369	$29,027
Total	$1,873,886	$1,995,579

As of December 31, 2005, the components of the Company's deferred tax assets and the deferred tax liability consisted of the following:

	Deferred Tax Asset	Deferred Tax Liability
Allowance for doubtful accounts	$ 1,760	$ -
Inventory reserve	29,593	-
Warranty reserve	27,200	-
Total current	$ 58,553	$ -
Tax/book basis of property, plant and equipment	$ -	$ 108,847
Total non-current	$ -	$ 108,847

6. Income Taxes (Continued)

The total tax provisions for 2005 and 2004 vary from the amounts computed by applying the statutory Federal and state rates to income before income taxes for the following reasons:

	2005	2004
Federal income tax at statutory rate	$1,717,732	$1,886,425
State tax rate	$181,878	$199,739
Various book/tax timing differences	($25,724)	($90,585)
	$1,873,886	$1,995,579

7. Common Stock and Stock Options

During 2005 and 2004, the Company purchased 10,000 and 34,000 of its common shares at a cost of $202,650 and $112,540, respectively. At December 31, 2005, 249,155 of the purchased shares were held by the Company as treasury shares. The Company paid cash dividends of $0.0625 per share on its common stock on January 17, 2005, April 29, 2005, July 5, 2005, and December 15, 2005. These payments represented a total of $0.25 per share in dividends for all of 2005, compared to $0.165 per share in 2004.

On January 16, 2002, the Company's Board of Directors adopted the 2002 Stock Plan. This 2002 Stock Plan was approved by the Company's shareholders on January 8, 2003. Under the Plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The maximum term of the options cannot exceed five years. A total of 1,000,000 shares has been reserved for issuance under the 2002 Stock Plan.

During the year ended December 31, 2005, the Company issued no stock options.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options issued to employees. Compensation cost for stock options is measured at the intrinsic value, which is the excess of the market price of the Company's common stock at the date of grant over the amount the recipient must pay to acquire the common stock. Additionally, Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation",

7. Common Stock and Stock Options (Continued)

requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for employee stock options has been determined in accordance with the fair value based method prescribed by SFAS 123. The per share weighted average fair value of stock options granted during 2004 was $3.28 on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: volatility of 48.6%; expected dividend yield of 6.58%; risk free interest rate of approximately 3.6%; and an expected life of 5 years. The option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, valuation models require input of highly subjective assumptions, including the expected price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimates, the actual results can vary significantly from estimated results.

Under the accounting provisions of SFAS 123, the Company's 2005 and 2004 net income and net income per share would have been decreased to the pro forma amounts indicated below:

SFAS 123 Pro Forma Effects:

	2005	2004
Reported Net Income	$3,178,267	$3,552,729
Pro Forma Net Income	$3,178,267	$3,436,778
Earnings Per Share:		
Basic - As Reported	$0.32	$0.36
Basic - Pro Forma	$0.32	$0.35
Diluted - As Reported	$0.32	$0.36
Diluted - Pro Forma	$0.32	$0.35

7. Common Stock and Stock Options (Continued)

Stock option activity for the years ended December 2005 and 2004 was as follows:

	Number of Shares	Weighted Avg. Exercise Price
Balance, January 1, 2004	365,000	$0.94
Options granted	217,500	$3.28
Options exercised	(258,000)	$0.91
Options forfeited/expired	(52,000)	$0.95
Balance December 31, 2004	272,500	$2.83
Options granted	0	$0.00
Options exercised	(10,000)	$3.15
Options forfeited/expired	(33,500)	$1.21
Balance December 31, 2005	229,000	$3.06

Stock options outstanding and exercisable at December 31, 2005 were as follows:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Shares Outstanding	Weighted Average Exercise Price
$1.22	25,000	$1.22	35 months	25,000	$1.22
$3.15	119,000	$3.15	42 months	119,000	$3.15
$3.47	85,000	$3.47	42 months	85,000	$3.47

No stock options were granted during the year at exercise prices which equaled or exceeded market values of stock at the dates of grant.

8. Related Party Transactions

Each of the Company's four directors received directors' fees of $12,000 during 2005 and during 2004. One of the Company's directors also received $5,500 in consulting fees during 2004 pursuant to a Consulting Agreement that has since terminated.

Until January of 2005, a relative of the Company's President in Kalama, Washington. managed the Company's West Coast operations through a third party company and was paid commissions totaling $75,454 in 2004. In January of 2005, the Company acquired this third party company for $20,000 from this relative in consideration for this relative managing the Company's Mile Marker West, Inc. subsidiary as its president for a salary of approximately $70,000.

9. Commitments and Contingencies

Legal

From time to time, the Company is a party to business disputes arising in the normal course of its business operations. The Company's management believes that none of these actions, standing alone, or in the aggregate, is currently material to the Company's results of operations or financial condition.

Leases

The Company leases its office and warehouse facilities under non-cancelable operating leases through 2008. Rent expense for the years ended December 31, 2005 and 2004 was approximately $156,000 and $89,000, respectively. The Company also has several operating leases for office equipment through 2007.

At December 31, 2005, future minimum lease payments were as follows:

	Gross Payments	Sublet Receipts	Net Payments
2006	$260,150	($94,967)	$165,183
2007	$262,260	($96,924)	$165,336
2008	$186,131	($49,527)	$136,604
2009	$106,548	$0	$106,548
2010	$26,637	$0	$26,637
TOTAL	$841,726	($241,418)	$600,308

9. Commitments and Contingencies (Continued)

Employment Agreements

In November 2004, the Company entered into three-year Executive Employment Agreements with its three executive officers. These agreements expire in October 2007 and are renewable for one-year term extensions. The future liabilities for all employment agreements of the Company are as follows:

2006	$737,667
2007	$520,833

10. Industry Segment and Operations by Geographic Areas

The Company operates predominantly in one industry segment - that being the production, distribution and marketing of winches and 4-wheel drive hubs and coupling devices. During 2005 and 2004, sales to the top five customers amounted to approximately 79% and 81% of total sales, respectively.

The Company operates worldwide, but primarily in North America and Europe. No single country or geographic region, other than North America, is significant to the overall operations of the Company. Foreign revenues, foreign operating income and foreign identifiable assets were approximately $979,000, $204,000 and $220,000, respectively, in 2005, and approximately $831,000, $203,000 and $134,000, respectively, in 2004. All transactions are recorded in U.S. Dollars. The Company has assets and some major suppliers in Taiwan and the People's Republic of China. These economies have been affected by the economic and political factors associated with many of the countries in the Asia region. The Company's management is unable to quantify the effects of such factors on the Company's operations.

11. Subsequent Event

On January 7, 2006, the Company incorporated Mile Marker Automotive Electronics (ShenZhen), Ltd. in ShenZhen, China, as a wholly-owned subsidiary of Mile Marker, Inc. to manufacture electronic components for its electric winches currently being sourced in China.

PRODUCT DEVELOPMENT STRATEGY



SHENZHEN, CHINA
M M C H I N A

Over the past 20 years, Mile Marker's product development has evolved from its traditional hub products to hydraulic winches in 1994 and electric winches in 2002. As a distributor of specialty vehicle parts, Mile Marker's product development has been focused on related specialty automotive products under the Mile Marker brand name that would appeal to its well-established distribution network and which could be effectively sourced in the Far East.

Mile Marker has traditionally developed and manufactured its own innovative products by outsourcing the manufacturing function, with over 20 years of experience doing business in the Far East. We started in 1984 by having a few component parts of our products custom-made for us in Taiwan, and we have now evolved to where we opened our own factory in China on January 7, 2006.

Since 2002, all of Mile Marker's electric winch models have been manufactured in China to our strict specifications. In 2004, we established a Representative Office in China while continuing our historical relationships in Taiwan for our other products. In December of 2004, the foreign investment laws in China were changed to permit wholly-owned foreign subsidiaries. Therefore, during 2005, Mile Marker made plans and expended funds to convert its Representative Office to a wholly-owned subsidiary. This culminated in the opening of Mile Marker Automotive Electronics (ShenZhen), Ltd. in ShenZhen, China, in 2006 as a wholly-owned subsidiary of Mile Marker, Inc. manufacture electronic components for our electric winches currently sourced in China.

The opening of our China factory in 2006 begins an exciting new chapter for Mile Marker's product development. Mile Marker expects to develop and manufacture all of the electronic components for our electric winches from China at our new factory, thereby better controlling the cost and quality of our growing electric winch product line. The Company's new China facility includes a 3,000 square foot "clean room" required for the manufacture of delicate electronics. This facility also enables us to accelerate and enhance our research and development activities. One of our first products will be the development of an electronic motor control system for our winches that we believe will obsolete our competitors' winches as well as open new markets to us for the product itself. The management and staff of our China subsidiary have the capability of readily expanding production to other electronic products, thereby further diversifying Mile Marker's product lines with new and innovative products.

"Mile Marker expects to develop and manufacture all of the electronic components for our electric winches from China at our new factory, thereby better controlling the cost and quality of our growing electric winch product line."

This product development strategy helps Mile Marker to reduce its reliance on its intermittent and unpredictable military orders for its unique hydraulic winches. While these military orders are expected to continue for a number of years due to a potential backlog of over $50 million, they are expected to become less of a factor in determining Mile Marker's quarterly sales and income. Mile Marker's strategy is to have our commercial business dominate our future sales volumes.



ELECTRIC WINCH EXPANSION
2002
1 MODEL
2003
3 MODELS
2004
11 MODELS
2005
15 MODELS

CORPORATE FACILITIES



2121
MILE MARKER

MILE MARKER, INC. POMPANO BEACH, FL



MILE MARKER CHINA SHENZHEN, CHINA



MILE MARKER WEST KALAMA, WASHINGTON



RESEARCH AND DEVELOPMENT
POMPANO BEACH, FL

Mile Marker's investments in new and expanded facilities at two of four locations-Washington State and China - position our company for anticipated substantial growth in customer demand. These new facilities ensure more efficient deliveries to our large and growing wholesale customer base.

Our new factory in ShenZhen, China, with a separate "clean room", enables us to develop and manufacture all of the electronic components for our China electric winches and to expand into other electronic products.

Our expanded Washington State warehouse assures even better service to our many customers while at the same time reducing our shipping costs from the Far East and within the United States.

We also operate a well-equipped research and development and testing facility in Pompano Beach, Florida. By separating this function from our day to day operations, our engineering staff is able to devote 100% of their time to product testing and development.

COMPANY PRINCIPALS

Mile Marker's staff, now located in four consolidated corporate entities, has grown more than four times in size in the past five years. We have also been fortunate to recruit some top national industry personnel familiar with our off road equipment product lines. Such knowledgeable personnel facilitate our expansion into a potential market of approximately $2 billion.

Our management team is talented and seasoned with over 50 years of Mile Marker off road and retrieval experience. Our executive officers' backgrounds complement each other with strategic, engineering, marketing and finance skills usually found in much larger companies.



Richard Aho,
Chief Executive Officer



Drew Aho,
Chief Operating Officer



Al Hirsch,
Chief Financial Officer



Executive Officers and Board of Directors


MILE
MARKER



H10500 Hydraulic Winch


ABUSED WORLDWIDE

PE2500 ATV Winch



PE8000 Electric Winch

Product Quality and New Product Development are key to Mile Marker's Future Growth.

'05 BOARD OF DIRECTORS

Richard E. Aho
Chairman of the Board
President and Chief Executive Officer

Drew V. Aho
Director, Executive Vice President
and Chief Operating Officer

Leslie J. Aho
Director and Private Investor

George R. Shelley
Director and Private Investor

'05 EXECUTIVE OFFICERS

Richard E. Aho
President and Chief Executive Officer

Drew V. Aho
Executive Vice President
and Chief Operating Officer

Alvin A. Hirsch
Secretary, Treasurer and
Chief Financial Officer

'05 COMPANY ADVISORS

Berenfield, Spritzer, Shechter
Sheer, Certified Public
Accountants
1551 Sawgrass Corporate Pkwy, Suite 1
Sunrise, FL 33323

General Counsel
Jonathan L. Shepard, Esq.
Siegel, Lipman, Dunay and Shepard, P.
5355 Town Center Road, Suite 801
Boca Raton, Fl 33486

Transfer Agent and Registrar
Jersey Transfer & Trust Compa
P.O. Box 36, 201Bloomfield Ave.
Verona, NJ 07044

MILE MARKER
ABUSED WORLD WIDE

2121 Blount Rd 800.886.
Pompano Beach, FL 33069 954.782.077
info@milemarker.com www.milemarker